[CRIIMI MAE Inc. Letterhead]


April 16, 2001

Securities and Exchange Commission
450 Fifth Avenue Street, N.W.
Washington, D.C. 20549

                     Re:      CRIIMI MAE Inc.
                     Amended Application for Qualification of Indenture on
                       Amendment No. 2 to Form T-3
                              File No.: 022-22501

Dear Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, CRIIMI MAE Inc. (the "Company") hereby respectfully requests acceleration of effectiveness of its Form T-3, as amended (File No. 022-22501) relating to its 20% Series B Senior Secured Notes due 2007, so that such Form T-3, and all amendments thereto, shall become effective at 9:00 a.m. on April 17, 2001, or as soon thereafter as practicable.



                                             Very truly yours,

                                             CRIIMI MAE Inc.



                                             By: /s/ David B. Iannarone
                                                ------------------------
                                                David B. Iannarone
                                                Executive Vice President

Cc:      Kim Ramsey, Akin, Gump, Strauss, Hauer & Feld, L.L.P.
         Rajat Shah, Akin, Gump, Strauss, Hauer & Feld, L.L.P.